

April 19, 2012

Via Facsimile
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926

> **Re:** **Pitney Bowes Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-03579**

Dear Mr. Monahan:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations - 2011 compared to 2010

Income taxes/effective tax rates, page 16

1.   We note that the 2011 "Impact of foreign operations" disclosed in Note 9 "Income Taxes" on page 52 reduced the statutory tax provision by $41,669,000 or 28% of the federal statutory provision. In 2010 the foreign operations effect was an increase to the statutory provision of $13,938,000 or 7%. Note 9 also discloses a materially disproportionate relationship among the U.S. and International components of income

from continuing operations and the related provisions for income taxes over the periods 2010 and 2011. Please tell us the causes of the fluctuations and impact over the two periods and what consideration you gave to including discussion of the same in MD&A in view of the materiality of the amounts and fluctuation.

Critical Accounting Estimates

Impairment Review, page 24

2.   We note that the estimated fair value a reporting unit, the U.S. operations of your Management Services segment (PBMS-US), exceeded its carrying value by approximately 13% which was not considered substantially in excess of its carrying value. To the extent that the fair value of PBMS-US or another reporting unit is not substantially in excess of the carrying value as of your most recent step one tests pursuant to ASC 350-20-35, we believe your disclosures should also include the following in future filings:

- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page 51

3.   We note the impact your foreign operations had on your effective tax rate in 2011. Please provide us with a breakdown of the components included in the "impact of foreign operations" line item in your reconciliation of income taxes computed at the federal statutory rate to your provision for income taxes for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

Note 17. Finance Assets, page 68

4.   For your International financing receivables we note you do not disclose credit quality indicators as you do for the North America finance receivables. Your net investment in International finance receivables is 17% of your total finance receivables as of December 31, 2011 while comprising 23% of the total allowance for credit losses. Please explain how a financial statement user can understand how and to what extent you monitor in an ongoing manner the credit quality of your International financing receivables and assess the quantitative and qualitative risks arising from the credit quality of your International

financing receivables based on your similar North American credit policies. Please tell us how you have complied with ASC 310 -10-50-28 and 29.

5.   Please explain how your third-party scoring of credit quality determined the appropriate groupings into three degrees of risk "low," medium" and "high risk" and how those three degrees convey quantitatively the risk of delinquency over the next 12 months. For example, within the medium risk there is a seemingly large range of "average" to "good" credit risk of delinquency for a fairly significant portion of the finance receivables portfolio as of December 31, 2011.

Note 19. Retirement Plans and Postretirement Medical Benefits, page 74

6.   We note that your expected rate of return on U.S. pension plan assets was 8% for 2011. Please explain in reasonable detail how this rate resulted in an expected return of $123,058. To the extent that there are significant assumptions other than the expected rate that effect the expected return on plan assets, please describe the assumptions and tell us what consideration was given to disclosing such assumptions under critical accounting estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Monahan
Pitney Bowes Inc.
April 19, 2012
Page 4

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                            Sincerely,

                                            /s/ Craig D. Wilson

                                            Craig Wilson
                                            Sr. Asst. Chief Accountant